INTEROIL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the ***"Meeting"***) of the shareholders of InterOil Corporation (the ***"Corporation"***) will be held at the Sheraton Gateway Hotel, Pearson International Airport Terminal 3, Toronto, Ontario, Canada on June 23, 2008 commencing at 10:00am (Toronto time), for the following purposes:

1. to receive and consider the annual report and the financial statements of the Corporation for the year ended December 31, 2007, together with the report of the auditors thereon;
2. to elect the directors of the Corporation;
3. to appoint auditors of the Corporation and authorize the directors of the corporation to fix their remuneration; and
4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information concerning the election of directors and the appointment of auditors, can be found in the attached management information circular dated May12, 2008 (the ***"Information Circular"***).

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation dated May 12, 2008 (the "**Information Circular**") that accompanies this Notice of Meeting.

Individuals, corporations or other persons directly registered with Computershare Investor Services Inc. as Limited Partners on May 6, 2008 may attend the Meeting and vote in person. **For registered shareholders, the form of proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Proxy Department not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof.**

Beneficial shareholders should complete and return the form of proxy in accordance with the instructions provided therein.

DATED this 12th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Phil E. Mulacek
Chairman and Chief Executive Officer

L: 1023.003